

Heather's Choice LLC (the "Company") an Alaska Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Heather's Choice LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 1, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	(5,529)	21,010
Accounts Receivable	2,995	19,334
Prepaid Expenses	4,500	-
Inventory	172,766	222,567
Payroll Refund	11,923	11,923
Other Receivable	1,124	1,124
Total Current Assets	187,780	275,958
Non-current Assets		
Equipment and Leasehold Improvements, net of Accumulated Depreciation	111,805	194,050
Right of Use Asset - Operating Leases, net of Accumulaed Amortization	809,193	103,051
Security Deposits	19,463	2,000
Total Non-Current Assets	940,462	299,101
TOTAL ASSETS	1,128,242	575,058
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	259,441	136,971
Line of Credit	20,950	21,027
Due to Related Party	219,433	19,000
Deferred Revenue	3,441	3,930
Equipment Financing	5,084	9,692
Notes Payable	80,026	-
Revenue-based Financing	337,314	42,676
Employee Reimbursements	18,241	-
Convertible Notes	200,000	-
Accrued Interest - Convertible Notes	18,427	-
Short-term Lease Liability - Operating Lease	170,113	47,077
Other Liabilities	14,613	648
Total Current Liabilities	1,347,084	281,020
Long-term Liabilities		
Convertible Notes	920,000	660,000
Accrued Interest - Convertible Notes	175,311	143,912
EIDL	500,000	500,000
Accrued Interest - EIDL	-	32,635
Notes Payable	158,219	266,111
Equipment Financing	43,768	66,428
Revenue-based Financing	61,181	330,533
Long-term Lease Liability - Operating Lease	639,081	55,973
Total Long-Term Liabilities	2,497,559	2,055,592
TOTAL LIABILITIES	3,844,644	2,336,612
EQUITY		
Members' Capital	(526,798)	(545,621)
Accumulated Deficit	(2,189,604)	(1,215,932)
Total Equity	(2,716,402)	(1,761,554)
TOTAL LIABILITIES AND EQUITY	1,128,242	575,058

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	970,457	1,010,586
Cost of Revenue	570,513	590,619
Gross Profit	399,943	419,967
Operating Expenses		
Advertising and Marketing	98,466	141,417
General and Administrative	716,305	579,351
Research and Development	1,346	4,656
Legal and Professional	89,524	79,682
Rent and Lease	126,611	70,633
Depreciation	81,746	63,096
Total Operating Expenses	1,113,999	938,835
Operating Income (loss)	(714,056)	(518,867)
Other Income		
Gain on Disposal of Assets	5,166	-
Other	-	6,640
Total Other Income	5,166	6,640
Other Expense		
Interest Expense	156,315	111,808
Loss on Sale of Revenue	97,454	12,087
Other	11,012	2,431
Total Other Expense	264,781	126,326
Earnings Before Income Taxes	(973,671)	(638,553)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(973,671)	(638,553)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(973,671)	(638,553)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	81,746	63,096
Disposal of Assets	498	-
Equity-based Compensation Expense	10,000	10,000
Changes in Operating Assets and Liabilities:		
Accounts Payable	122,470	89,762
Deferred Revenue	(489)	(9,655)
Employee Reimbursements	18,241	-
Accounts Receivable	16,339	(18,080)
Prepaid Expenses	(4,500)	25,446
Inventory	49,800	(108,009)
Payroll Refund	-	26,945
Security Deposits	(17,463)	-
Accrued Interest - Convertible Notes	49,826	34,528
Accrued Interest - EIDL	(32,635)	19,574
Other	13,965	(2,810)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	307,800	130,798
Net Cash provided by (used in) Operating Activities	(665,871)	(507,755)
INVESTING ACTIVITIES		
Equipment	-	(66,900)
Leasehold Improvements	-	(41,121)
Net Cash provided by (used by) Investing Activities	-	(108,021)
FINANCING ACTIVITIES		
Capital Contributions	8,823	-
Proceeds from / (Payments on) Line of Credit	(76)	21,027
Proceeds from / (Payments on) Related Party Debt	200,433	19,000
Proceeds from / (Payments on) Equipment Financing	(27,268)	50,439
Proceeds from / (Payments on) Convertible Notes	460,000	200,000
Proceeds from / (Payments on) Notes Payable	(27,866)	165,486
Proceeds from / (Payments on) Revenue-based Financing	25,287	(46,067)
Net Cash provided by (used in) Financing Activities	639,332	409,885
Cash at the beginning of period	21,010	226,901
Net Cash increase (decrease) for period	(26,539)	(205,891)
Cash at end of period	(5,529)	21,010

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	(555,621)	(577,379)	(1,133,001)
Equity-based Compensation	10,000	-	10,000
Capital Contributions	-	-	-
Net Income (Loss)	-	(638,553)	(638,553)
Ending Balance 12/31/2022	(545,621)	(1,215,932)	(1,761,554)
Equity-based Compensation	10,000	-	10,000
Capital Contributions	8,823	-	8,823
Net Income (Loss)	-	(973,671)	(973,671)
Prior Period Adjustment	-	-	-
Ending Balance 12/31/2023	(526,798)	(2,189,604)	(2,716,402)

Heather's Choice LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Heather's Choice LLC ("the Company") was formed in Alaska on August 7th, 2014. The Company earns revenue from the sale of packaged dried and dehydrated meals.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

As of December 31, 2023, one of the Company's checking accounts was overdrawn by $11,665, resulting in a total net negative balance of -$5,529 as of December 31, 2023.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

As of December 31, 2023 and 2022, the Company had respective deferred revenue ending balances of $3,441 and $3,930 where cash was received for products and gift cards with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5 - 7	331,902	(217,213)	(8,982)	105,707
Leasehold Improvements	2 - 3	57,453	(51,355)	-	6,098
Grand Total	-	**389,355**	**(268,568)**	**(8,982)**	**111,805**

Inventory

The Company's inventory consists of finished goods, ingredients, packaging, and merchandise. It is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is provided below:

Inventory Type	2023	2022
Finished Goods	62,366	60,883
Ingredients	48,351	57,784
Packaging	61,155	101,910
Merchandise	893	1,990
Grand Total	**172,766**	**222,567**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of freight-out, subscriptions, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2022, the Company granted Restricted Common Units to certain advisors and members in exchange for services. These units vest over the course of three (3) years, and management has estimated the fair market value of one Common Unit equal to $1,000, resulting in total equity-based compensation expense of $10,000 as of December 31, 2023 and 2022.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common units to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common units to independent qualified investors, placement agents' assessments of the underlying common units relating to our sale of preferred units and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's common units is equal to $1,000 per unit.

The following is an analysis of shares of the Company's common units issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022		$ -
Granted	32	$ 1,000
Vested	(10)	$ 1,000
Forfeited	-	$ -
Nonvested shares, December 31, 2022	22	$ 1,000
Granted	-	$ -
Vested	(10)	$ 1,000
Forfeited	-	$ -
Nonvested shares, December 31, 2023	12	$ 1,000

Warrants – Two of the Company's convertible notes in the total principal amount of $335,000 granted each holder the right to purchase additional units of the Company's equity securities upon the point of their conversion. The holders have the right to invest up to a total of $335,000 at a purchase price equal to the lesser of (i) the price-per-unit based on the valuation of the Company for the financing event, or the valuation of the Company at the time of conversion, as applicable, and (ii) the quotient obtained by dividing the Valuation Cap of $1.5M by the Company's fully diluted capitalization after the financing event or conversion, as applicable (please see Note 5 for further information).

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. These Warrants have not been exercised yet, resulting in no equity-based compensation expense of December 31, 2023 and 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2022, the Company had an outstanding payable owed to its founder in the principal amount of $19,000. Throughout 2023, the Company received additional advances from a third party and an immediate family member of the Company's founder in the total principal amount of $160,000. These two loans and their repayment obligations were later transferred to the Company's founder, and the Company shall reimburse its founder at an indefinite time in the future. In addition to these loans, the Company's founder also paid for certain operating expenses.

The total amount owed accrues no interest, is unsecured, and is due upon demand. The total ending balance of this payable was $192,000 and $19,000 as of December 31, 2023 and 2022, respectively.

Throughout 2023, the Company's COO paid for operating expenses. The amounts owed accrue no interest, are unsecured, and are due upon demand. The total ending balance of this payable was $27,433 as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception.

Throughout 2023 and 2022, the Company entered into four (4) operating lease agreements for over 18,000 square feet of commercial space. These agreements call for monthly lease payments that escalate on an annual basis. Two (2) of the Company's lease agreements had termination dates in February and April of 2024 and management has not renewed these agreements as of the date these financials were issued. All leasehold improvements were applicable to the space leased under those agreements. The remaining two (2) agreements have termination dates in December 2025 and August 2028, Management has the option to renew these agreements for additional 1-year periods. Below are the weighted average interest rates and future minimum lease payments:

	Year Ending
Lease expense	2023-12
Operating lease expense	169,966
Total	169,966
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	146,870
ROU assets obtained in exchange for new operating lease liabilities	952,377
Weighted-average remaining lease term in years for operating leases	4.48
Weighted-average discount rate for operating leases	4.33%
Maturity Analysis	Operating
2024-12	201,508
2025-12	204,863
2026-12	183,228
2027-12	188,724
2028-12	128,312
Thereafter	-
Total undiscounted cash flows	906,636
Less: present value discount	(82,936)
Total lease liabilities	823,700

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes – From 2016 through December 31, 2023, the Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 6.00% - 8.00%. The amounts are to be repaid at the demand of the holder prior to conversion with initial maturities ranging from 2021 to 2024. In the event that the Company's next equity financing event does not consummate prior to these maturity dates, then the holders have the option to collectively convert their outstanding principal balance and any unpaid accrued interest into either Common or Preferred equity securities of the Company, as applicable. Four notes with a total principal balance of $460,000 were scheduled to convert either in 2023, 2022, or 2021; however, the holders and management have agreed to extend their maturities till January 2025. The notes are convertible into the same class and series of equity securities sold at the next equity financing event in an amount equal to the outstanding principal balance plus any unpaid accrued interest, divided by the lesser of (i) the price-per-unit sold during the financing event multiplied by the Discount Rate, and (ii) the quotient obtained by dividing the Valuation Cap by the Company's fully diluted capitalization. Depending on the note, the Discount Rate ranges from 50% to 100%, and the Valuation Cap ranges from $420,000 - $15M. Upon the occurrence of a change of control event, a portion of these notes in the principal amount of $300,000 give the holder the right to either (i) convert the outstanding principal balance plus any unpaid accrued interest into the Company's Common equity securities, or (ii) receive a portion of the proceeds equal to two times (2x) the aggregate amount of principal and interest then outstanding. Lastly, please see the "Equity Based Compensation" note for further information regarding the granting of Warrants in connection with two of these convertible notes.

Revenue-based Financing – The Company has entered into several revenue-based financing arrangements whereby funds were received with an obligation to repay the principal balance plus a fixed portion of future revenues at a remittance rate equal to a daily, monthly, or quarterly percentage of gross sales until fully repaid, resulting in an indefinite term, or until their maturity dates ranging from 2023 to 2026, as applicable. Two of these arrangements, with their total respective principal balances of $303,698 and $316,588 as of December 2023 and 2022, had initial maturities in April 2023; however, the holders and management have agreed to extend these maturities till April 2024 with the intention of converting them to convertible notes. Some of these financing arrangements are secured by the Company's sales receivables. The remittance rate ranges from 3.00% to 50.00% depending on the repayment frequency. As of December 31, 2023 and 2022, the Company had total respective outstanding principal balances of $398,495 and $373,208 and incurred total fixed fees of $97,454 and $12,087 as can be seen on the Statement of Operations as "Loss on Sale of Revenue".

Line of Credit – In April 2021, the Company received a revolving line of credit with a maximum draw of $21,600. This line of credit incurs a monthly charge equal to 11.25% APR on any unpaid principal balance and is secured by the Company's assets. The Company remained current on all monthly charges resulting in a total ending balance of $20,950 and $21,027 as of December 31, 2023 and 2022.

EIDL – In June 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 prior to amending its principal balance in August 2021 to $500,000. This loan bears an interest rate of 3.75%, a security interest in all tangible and intangible personal property, and a maturity date in June 2050. The total ending balance of this loan, including principal and accrued interest, was $500,000 and $532,635 as of December 31, 2023 and 2022, respectively.

Equipment Financing – From November 2020 through December 31, 2022, the Company financed the purchase of several pieces of equipment with a total principal balance of $118,925 requiring total quarterly payments of $8,598 until fully repaid. These loans are secured by the financed equipment and had a total ending balance of $48,853 and $76,120 as of December 31, 2023 and 2022, respectively.

Notes Payable:

In November 2021 and January 2023, the Company entered into two (2) unsecured loan agreements for a total principal balance of $200,000 bearing an interest rate of 6.00% and maturity dates ranging from December 2027 – February 2029. The total ending balance of this loan was $158,219 and $86,388 as of December 31, 2023 and 2022, respectively.

Throughout 2022, the Company entered into three secured loan agreements with the same lender whereby two of these loans had their remaining principal balances rolled over into the subsequent agreement. As of December 31, 2022, the Company's third outstanding loan with its ending principal balance of $179,723 required weekly payments of $3,716 until its maturity date in February 2024. In May 2023, this loan's remaining principal balance was rolled over into a fourth loan with a principal balance of $133,265 requiring weekly payments of $2,501 until its maturity date in September 2024. The Company remained current on its weekly payments, and the loan is secured by all tangible and intangible personal property. The ending balance this fourth outstanding loan was $80,026 as of December 31, 2023.

Please see Note 3 regarding amounts owed to related parties.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Line of Credit	20,950	11.25%	2024	20,950	-	20,950	-	21,027	-	21,027	-
Revenue-based Financing	398,495	Fixed Fees	2024 - 2026	337,314	61,181	398,495	-	42,676	330,533	373,208	-
Notes Payable	238,245	6.00%	2024 - 2029	80,026	158,219	238,245	-	-	266,111	266,111	-
Convertible Notes	1,120,000	6.00% - 8.00%	2024 - 2025	200,000	920,000	1,120,000	193,738	-	660,000	660,000	143,912
Equipment Financing	48,853	N/A	2024 - 2025	5,084	43,768	48,853	-	9,692	66,428	76,120	-
EIDL	500,000	3.75%	2050	-	500,000	500,000	-	-	500,000	500,000	32,635
Due to Related Party	219,433	N/A	Upon Demand	219,433	-	219,433	-	19,000	-	19,000	-
Total				862,807	1,683,168	2,545,975	193,738	92,394	1,823,072	1,915,466	176,547

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	862,807
2025	963,768
2026	61,181
2027	-
2028	-
Thereafter	658,219

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest represented by 2,000 Common Units. A total of 1,687 Common Units were issued and outstanding as of December 31, 2023 and 2022.

Voting: Holders of Common Units are entitled to one vote per unit.

Dividends: Holders of Common Units are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 1, 2024, the date these financial statements were available to be issued.

Of the total outstanding payable owed to the Company's founder, $100,000 has begun accruing interest of 8.00% in January 2024 (please see Note 3 for further information).

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during both periods under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Customer Concentration

Customer concentration risk refers to the potential vulnerability an entity faces when a significant portion of its revenue is derived from a limited number of sources. Any adverse changes in the business relationships, financial health, or purchasing decisions of those key customers could have a significant impact on the Company's overall financial performance. Management continues to monitor this concentration and believes there is no immediate risk to the Company's financial performance.